UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Biomea Fusion, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09077A106
(CUSIP Number)

Neb Obradovic
Cormorant Asset Management, L.P.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Tel. No.: 857-702-0386
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2023
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,795,928 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,795,928 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,928 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 5.08% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,795,928 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,795,928 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,928 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 5.08% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Cormorant Private Healthcare Fund III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,717,232 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,717,232 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,717,232 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 4.86% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Cormorant Private Healthcare GP III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,717,232 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,717,232 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,717,232 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 4.86% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 3,570,872 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 3,570,872 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,570,872 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 10.10% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 20,077 shares (see Item 5 below)
8 Shared Voting Power 3,570,872 shares (see Item 5 below)
9 Sole Dispositive Power 20,077 shares (see Item 5 below)
10 Shared Dispositive Power 3,570,872 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,590,949 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 10.16% (see Item 5 below)
14	Type of Reporting Person (See Instructions) IN (Individual)

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Common Stock of Biomea Fusion, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 900 Middlefield Road, 4th Floor, Redwood City, California 94063.  This Amendment is being filed by the Reporting Persons to amend the Schedule 13D that was filed on April 30, 2021 (as amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Item 5 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover page and Item 2.

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon (i) a statement in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 28, 2023, that there were 29,608,622 shares of Common Stock of the Issuer outstanding as of March 21, 2023; and (ii) statements in a Prospectus filed by the Issuer on March 30, 2023 that that the Issuer was issuing an additional 5,750,000 shares of Common Stock (including the underwriters' over-allotment option) in connection with a public offering.

The shares reported for Bihua Chen reflect shares of Common Stock that she has the right to receive within 60 days upon the exercise of a stock option for 28,911 shares granted on April 15, 2021, which vests monthly over a 36-month period.

(c)  The Reporting Persons did not engage in any transactions in securities of the Issuer during the sixty day period prior to the filing of this Schedule 13D, other than a purchase on March 30, 2023 of 400,000 shares of Common Stock at a price of $30.00 per share in connection with an underwritten public offering by the Issuer.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
April 3, 2023

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND III, LP
By: Cormorant Private Healthcare GP III, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP III, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen